Exhibit 23


                      CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statements of Stewart Enterprises, Inc. on Forms S-3 (File Nos. 333-59339 and 333-68563), S-4 (File No. 333-360) and S-8 (File Nos. 33-49726, 33-64106 and 33-02374) of our
reports, which include an emphasis paragraph related to changes in the Company's method of accounting for funeral services investment trust fund earnings in 1999 and its method of accounting for cemetery sales and funeral services investment trust fund earnings in 1997, dated December 15, 1999, on our audits of the consolidated financial statements and financial statement schedule of Stewart Enterprises, Inc. and Subsidiaries as of October 31, 1999 and 1998 and for the three years in the period ended October 31, 1999, which reports are included in this Annual Report on Form 10-K.






PricewaterhouseCoopers LLP
New Orleans, Louisiana
January 24, 2000